Hongli Group Inc.

No. 777, Daiyi Road, Changle County, Weifang City

Shandong Province, China, 262400

VIA EDGAR

January 24, 2025

Mr. Matthew Derby

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Hongli Group Inc. (CIK No. 0001855557)
Response to the Staff’s Comments on
Registration Statement on Form F-3
Filed December 26, 2024 (File No. 333-284050)

Dear Mr. Matthew Derby:

Hongli Group Inc. (“we” or the “Company”) hereby provides responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 7, 2025 (the “Letter”) regarding the Company’s registration statement on Form F-3 filed on December 26, 2024 (the “Registration Statement”). Contemporaneously, the Company is submitting the Amendment No.1 to the Registration Statement (“Amendment No. 1”) via Edgar.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of Amendment No.1. Capitalized terms used but not defined herein are used herein as defined in Amendment No.1.

Registration Statement on Form F-3

General

1.	Please provide a detailed legal and factual analysis of why this offering is not a primary offering of your common stock and why the selling stockholders are not identified as underwriters. In this regard, we note the size of this offering relative to the number of shares of common stock held by non-affiliates and the current public float, the nature of your relationship with the selling stockholders is unclear, and the amount of time that the selling stockholders have held their shares. In formulating your response, please consider Securities Act Rule 415 and Interpretations 212.15, 612.09 and 612.12 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response: We have considered Securities Act Rule 415 and Interpretations 212.15, 612.09 and 612.12 of the Securities Act Rules Compliance and Disclosure Interpretations (“C&DI”), and in particular the factors set forth in C&DI 612.09, regarding whether a purported secondary offering is really a primary offering in which the Selling Shareholders (as defined below) are acting as underwriters selling on behalf of an issuer. Based on the factors set forth in C&DI 612.09, the Company respectfully submits that the Selling Shareholders are not acting as an underwriter or otherwise as a conduit for the Company and that the resale of the 60,000,000 ordinary shares of the Company, par value $0.0001 per share (the “Offered Shares”), to be registered by the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company.

Background

On November 13, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain non-U.S. investors (the “Selling Shareholders”) for a private placement offering (the “Private Placement”), providing the sale and issuance of 60,000,000 ordinary shares of the Company, par value $0.0001 per share, for a total purchase price of US$33,000,000 at $0.55 per share. On December 5, 2024, the transaction contemplated by the Securities Purchase Agreement was closed. Upon closing, the Company issued a total of 60,000,000 Ordinary Shares to the Selling Shareholders following receipt of gross proceeds of RMB239,984,300, approximately equivalent to US$33,000,000. The securities sold in the Private Placement were not registered under the Securities Act of 1933, as amended (the “Securities Act”), and were offered and sold in reliance on the exemption provided by Rule 903 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended.

On the same date, in connection with the Securities Purchase Agreement, the Company entered into a Registration Rights Agreement with the Purchasers (the “Registration Rights Agreement”). The Registration Rights Agreement provided, among other things, that the Company will as soon as reasonably practicable, and in any event no later than 30 days after the closing date of the Offering, file with the SEC a registration statement registering the resale of the Offered Shares. The Company agreed to use its commercially reasonable efforts to have such registration statement declared effective as soon as reasonably practicable after the filing thereof.

All of the Selling Shareholders acquired their securities in the Company under this Registration Statement in connection with the Private Placement.

Analysis

In an effort to assist registrants in determining whether an offering by the Selling Shareholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued C&DI 612.09. C&DI 612.09 provides as follows:

612.09. It is important to identify whether a purported secondary offering is really a primary offering, i.e., the Selling Shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Each of the above factors mentioned in the last sentence of C&DI 612.09 is considered below.

Factor 1: How long the Selling Shareholders Have Held the Offered Shares.

The Selling Shareholders have held the Offered Shares for approximately one and a half months, having purchased them in the Private Placement on December 5, 2024. Under the Securities Purchase Agreement, the Selling Shareholders made customary investment and private placement representations to the Company. Importantly, the actual issuance of and payment for the Offered Shares was not conditioned on the prior effectiveness of the Registration Statement or on the Selling Shareholders’ ability to resell any of the Offered Shares. The foregoing representations strongly weigh towards the conclusion that the Selling Shareholders acquired the securities for investment purposes, rather than with an intent to distribute the Offered Shares on behalf of the Company or to otherwise act as statutory underwriters.

Additionally, the Company has reviewed the Staff’s historical guidance on secondary offering registrations as set forth in C&DI 116.19, which contemplates that a valid secondary offering may occur immediately following the closing of a private placement. The Registration Rights Agreement associated with the Private Placement required the Company to file a registration statement covering the resale of the Offered Shares within 30 days of the closing, and to use commercially reasonable efforts to have the registration statement declared effective promptly. The Company filed the Registration Statement in accordance with its obligations under the Registration Rights Agreement.

The registration of the Offered Shares, as contemplated in the Registration Statement, aligns with typical private placement transactions where resale registration statements are filed shortly after closing. While Rule 144 under the Securities Act establishes a six-month holding period as sufficient evidence of investment intent in certain circumstances, the Commission has recognized that shorter holding periods do not negate investment intent. As described in C&DI Question 139.11, the Commission permits issuers to register privately issued shares for resale shortly after, or even prior to, the closing of a private placement transaction if the investor bears market risk at the time of filing the resale registration statement.

In this case, the private placement of the Offered Shares to the Selling Shareholders occurred prior to the filing of the Registration Statement, and the Selling Shareholders bear market risk at the time of the filing and prior to the effectiveness of the Registration Statement. Consequently, the existence of registration rights and the short interval between issuance and filing do not preclude the offering from being secondary in nature. Accordingly, the Company respectfully submits that the registration of the Offered Shares is consistent with the requirements and guidance applicable to private placement transactions.

Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares.

As described above, the Selling Shareholders acquired the Offered Shares pursuant to the Securities Purchase Agreement and the Offered Shares were issued in a private placement exempt from registration in reliance on the exemption provided by Rule 903 of Regulation S.

Section 2(c)(ii) of the Securities Act defines “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. In the Securities Purchase Agreement, each Selling Shareholder made customary investment and private placement representations to the Company, including that (i) it is acquiring the Offered Shares as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of the Offered Shares, (ii) it is not a U.S. person as defined under Regulation S, and agrees that the Offered Shares are “restricted securities” and have not been registered under the Securities Acts or any applicable state securities law.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Shareholder has any plan to act in concert to effect a distribution of their ordinary shares. The Selling Shareholders purchased the securities in an arm’s length transaction in circumstances that do not indicate that they would be our underwriter. The Company is not aware of the Selling Shareholders being broker dealers or being affiliated with any broker-dealer.

Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any facts to suggest that any special selling efforts or selling methods by or on behalf of the Selling Shareholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the Selling Shareholders have taken any actions to condition or prime the market for the potential resale of the Offered Shares.

Factor 3: The Selling Shareholders’ Relationship to the Company.

Prior to entering into the Securities Purchase Agreement related to the Private Placement, the Company had no relationship with the Selling Shareholders. The Selling Shareholders were not provided with any control over the Company’s business pursuant to the Securities Purchase Agreement, and neither the Selling Shareholders nor any of their affiliates is an affiliate of the Company or act as financial advisors or fiduciaries of the Company.

The registration rights granted to the Selling Shareholders under the Registration Rights Agreement are customary and are not indicative of any desire of the Selling Shareholders to sell or distribute the Offered Shares on behalf of the Company, or at all. The Selling Shareholders negotiated for such customary registration rights to provide liquidity options for their investment, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Absent the contractual obligation contained in the Securities Purchase Agreement and Registration Rights Agreement, the Company would not be filing the Registration Statement.

The Selling Shareholders are not acting on the Company’s behalf with respect to the Offered Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Shareholders that would control the timing, nature or amount of resales of such shares following the effectiveness of the Registration Statement or whether the Offered Shares are ever resold at all under the Registration Statement.

Finally, the Company will not receive any of the proceeds from any resale of shares by the Selling Shareholders under the Registration Statement.

Factor 4: The Amount of Shares Involved.

The Company is seeking to register 60,000,000 ordinary shares for resale, which represents approximately 81.7% of the Company’s total issued and outstanding shares, and approximately 446.5% of the public float.

While the number of shares being registered is a factor considered by the Staff in determining whether an offering should be deemed to be a primary or secondary offering, we submit that undue weight should not be placed on this single factor. The Staff’s own interpretations support this position. Pursuant to C&DI 612.09, the number of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. In addition, C&DI 612.12 describes a scenario in which a controlling holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part: “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

We also submit that emphasis solely on the number of shares being registered in relation to the Offered Shares outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged this by accepting as valid many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that the Selling Shareholders are acting as a conduit for the issuer to effect a primary offering.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities.

To the Company’s knowledge, none of the Selling Shareholders is, or has ever been, engaged in the business of underwriting securities. Additionally, as noted previously, the issuance of and payment for the Offered Shares was not conditioned on the prior effectiveness of the Registration Statement or the Selling Shareholders’ ability to resell the Offered Shares.

In prior no-action letters, the Staff has noted that a determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. Pursuant to the Securities Purchase Agreement, each Selling Shareholder represented and warranted that it was acquiring the securities for the purpose of investment and not with a view towards the sale or distribution thereof within the meaning of the Securities Act. The Company is not aware of any evidence to suggest that any of those representations were false.

Factor 6: Whether Under all the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company.

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the Selling Shareholders are acting on their own behalf, and are motivated by their own self-interests, and are not acting as a conduit for the Company in connection with the offering of the Offered Shares being registered under the Registration Statement.

The Registration Statement is filed by the Company to comply with its obligations under the Registration Rights Agreement. The Company does not have an underwriting relationship with any Selling Shareholder, and the Selling Shareholders are not acting on behalf of the Company with respect to the Offered Shares being registered for resale under the Registration Statement. The Selling Shareholders have represented that it has acquired the securities, and will acquire the Offered Shares being registered, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof.

Other than the investment terms and conditions and limited covenants provided for under the Securities Purchase Agreement, the Company does not have any material relationship with the Selling Shareholders. None of the Selling Shareholder is acting as a financial advisor or fiduciary of the Company and, may engage in trading in the Company’s securities independently and without the Company’s knowledge or control. The Company has been advised by the Selling Shareholders, and to the best its knowledge, none of the is in the business of underwriting securities. Each of the Selling Shareholders personally bears the economic risks of an investment in the Offered Shares and is able to afford a complete loss of such investment. The Company will not benefit when or if any Selling Shareholder sells the Offered Shares. Since the time of purchase, the Selling Shareholder have borne the full economic risk of ownership of the Company’s securities, and likely will continue to do so for a significant period of time given the historically low trading volume and price volatility of the Company’s ordinary shares.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of the Offered Shares by the Selling Shareholders, as contemplated by the Registration Statement, should appropriately be classified as a valid secondary offering and not a primary offering, and, accordingly, we can rely on Rule 415(A)(1)(i) of the Securities Act for the offering of the Offered Shares.

2.	Please include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the average purchase price of the Offered Shares being registered for resale, the percentage that these shares currently represent of the total number of shares outstanding and as compared to your public float, and that selling shareholders may have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares, as applicable.

Response: In response to this comment, the Company has revised the disclosures in Amendment No.1 on page 20.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact our counsel, Ms. Huan Lou, by telephone at +1 (646) 810-2187 or via e-mail at hlou@srfc.law.

Very truly yours,

Hongli Group Inc.

/s/ Jie Liu
Name:	Jie Liu
Title:	Chief Executive Officer

cc:	Huan Lou, Esq., Sichenzia Ross Ference Carmel LLP

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